UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 27, 2020

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In the Matter of

Patient Access Solutions, Inc.
131 Sunnyside Boulevard
Suite 100
Plainview, NY 11803

**ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-10883

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   Patient Access Solutions, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on April 27, 2020.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

         Vanessa A. Countryman
         Secretary